234 Church Street New Haven, CT 06510	VIA EDGAR

May 1, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:                    Ms. Suzanne Hayes

Ms. Mary Beth Breslin

Re:                             Biohaven Pharmaceutical Holding Company Ltd.

Registration Statement on Form S-1

File No. 333-217214

Acceleration Request

Requested Date:                  Wednesday, May 3, 2017

Requested Time:                 4:00 P.M. Eastern Daylight Time

Ladies:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on May 3, 2017, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).  The Registrant hereby authorizes each of Darren DeStefano, Brian Leaf and Katie Kazem of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034.

Very truly yours,

Biohaven Pharmaceutical Holding Company Ltd.

By:	/s/ Vlad Coric
Vlad Coric
Chief Executive Officer

cc:                                Darren K. DeStefano, Cooley LLP

Brian F. Leaf, Cooley LLP

Patrick O’Brien, Ropes & Gray LLP